Exhibit 4.23

Rise Education Group

SERVICE AGREEMENT

This Service Agreement (this “Agreement”) is entered into as of [Date] in Beijing, China, by and between:

Party A: Rise (Tianjin) Education Information Consulting Co., Ltd. (“Service Provider”)

Address: Room C209, C210, C213, C214, C217 and C218, 2/F, Building 1, No. 8 Huanhe West Road, Airport Economic Zone, Tianjin, China

Party B: [•] (“Service Recipient”)

Address: [•]

Whereas:

1.

Service Provider is a company with adequate financial and other resources in the field of English teaching and training for children, capable of providing valuable and sophisticated educational services solutions to educational institutions and teachers;

2.

Service Recipient engages in the field of English teaching and training for children. Service Recipient agrees to accept Service Provider’s services as specified in this Agreement and utilize Service Provider’s resources to provide services to relevant education and training institutions.

This Agreement is entered into by and between Service Provider and Service Recipient (each a “Party” and collectively, the “Parties”) upon mutual consultation to promote the development of education and training and cultivate talents for the society.

1.	Scope of Services

Service Provider shall provide the following operation support services (the “Services”) to Service Recipient:

(1)	Academic Support Services

Service Provider, having a dedicated team for research and development in courses and teaching methods, will provide Service Recipient with customized academic supports, including those in respect of teaching skills, operation guidance for teachers, codes of conduct and staff training, to meet the needs of Service Recipient for academic support in its operations.

Rise Education Group

(2)	Enrollment Support Services

Service Provider, having a dedicated student enrollment support team, will provide Service Recipient with customized student enrollment support services, including recommending Service Recipient’s courses to potential users, through the internet, WeChat, offline activities and other methods, to meet the needs of Service Recipient for student enrollment support in its operations and promote student enrollments with Service Recipient.

(3)	[Human Resources Support Services

Service Provider, having a dedicated human resources support team, will provide Service Recipient with customized human resources support services, including but not limited to those in connection with staff recruitment, onboarding, probation, job transfers, departure, social security and provident funds, to meet the needs of Service Recipient for human resources support in its operations.]

(4)	[Financial Management Support Services

Service Provider, having a dedicated financial management support team, will provide Service Recipient with customized financial management support services, including but not limited to consulting services relating to accounting management, cash flow management, financial analysis and financial budgeting, to meet the needs of Service Recipient for financial management support in its operations.]

(5)	[Legal Support Services

Service Provider, having a dedicated legal support team, will provide Service Recipient with customized legal support services, including but not limited to those relating to the management of legal and regulatory matters, contract review, dispute resolution, litigation and arbitration proceedings, and acquisition and merger transactions, to meet the needs of Service Recipient for legal support in its operations.]

(6)	Customer Support Services

Service Provider, having a dedicated team operating a national customer service center, will provide Service Recipient with customized customer support services, including but not limited to answering customers’ incoming calls, following up on customers’ telephone inquiries, arranging return visits, inviting customers to trial courses, assisting on handling customers’ complaints and conducting ad hoc customer satisfaction surveys, to meet the needs of Service Recipient for customer support services in its operations.

(7)	[Internet Technology Support Services

Service Provider, having a dedicated internet technology support team, will provide Service Recipient with customized internet technology support services, including but not limited to network engineering services and cybersecurity support services, to meet the needs of Service Recipient for internet technology support in its operations.]

(8)	[Administrative Support Services

Service Provider, having a dedicated administrative support team, will provide Service Recipient with customized administrative support services, including but not limited to centralized procurement services and inventory management services, to meet the needs of Service Recipient for administrative support in its operations.]

Rise Education Group

2.	Non-exclusivity

The provision of the Services under this Agreement is non-exclusive. Service Provider may use the Services by itself or provide similar services to any other third party within the area where Service Recipient operates or other areas.

3.	Assignment

Unless otherwise provided herein, Service Recipient shall not assign or transfer any rights or obligations hereunder to any third party without the prior written consent of Service Provider. Service Provider may assign or transfer its rights and obligations hereunder to any third party in connection with, among other things, equity restructuring or business restructuring, without the consent of Service Recipient.

4.	Service Fee

Service Recipient shall pay Service Provider the [service fees]/ [commissions and service fees] ([collectively,] “Service Fee”) (inclusive of all applicable taxes) in accordance with Schedule 1 for the Services provided by Service Provider.

[To facilitate the operation of Service Recipient, in the event that Service Recipient incurs losses, Service Provider may agree to waive the obligations of Service Recipient to pay Service Fee to Service Provider.]

5.	Payment Methods

Service Recipient shall make the payment of Service Fee through bank remittance or other payment methods to the following account designated by Service Provider:

Account Name: Rise (Tianjin) Education Information Consulting Co., Ltd.

Account Bank: Bank of China (Tianjin Ronghe Square Sub-branch)

Account Number: 272672784101

6.	Intellectual Property

All the legal rights in respect of the Services shall be owned by Service Provider. Service Recipient does not obtain any intellectual property rights in respect of the Services by entering into this Agreement. All the intellectual property rights created or derived from the provision of the Services, including but without limitation, copyrights, patents, patent applications, trademarks, trademark applications, software, know-how, technology data and commercial secrets, regardless of whether being developed or created by Service Provider or Service Recipient, shall be exclusively and solely owned by Service Provider.

Rise Education Group

7.	Representations and Warranties

(1)	Service Provider hereby represents and warrants to Service Recipient as follows:

(a)	Service Provider is a limited liability company duly organized and existing under the laws of China.

(b)

Service Provider has legal rights to execute and perform this Agreement. The execution and performance of this Agreement does not contravene the articles of association or other constitutional documents of Service Provider. Service Provider has obtained all necessary and appropriate approvals and authorizations to execute and perform this Agreement.

(c)

The execution and performance of this Agreement by Service Provider will not violate any provisions of laws and regulations, governmental approvals, authorizations, notifications, or any other regulatory documents binding or affecting Service Provider, and will not violate any of its agreements with, or commitments to, any third party.

(d)	This Agreement constitutes legal, valid and enforceable obligations of Service Provider.

(2)	Service Recipient hereby represents and warrants to Service Provider as follows:

(a)	Service Recipient is a [private non-enterprise entity]/ [limited liability company] duly organized and existing under the laws of China.

(b)

Service Recipient has legal rights to execute and perform this Agreement. The execution and performance of this Agreement does not contravene the articles of association or other constitutional documents of Service Recipient. Service Recipient has obtained all necessary and appropriate approvals and authorizations to execute and perform this Agreement.

(c)

The execution and performance of this Agreement by Service Recipient will not violate any provisions of laws and regulations, governmental approvals, authorizations, notifications, or any other regulatory documents binding or affecting Service Recipient, and will not violate any of its agreements with, or commitments to, any third party.

(d)	This Agreement constitutes legal, valid and enforceable obligations of Service Recipient.

8.	Confidentiality

The Parties covenant and confirm that any verbal communications, written documents or electronic information (including but not limited to software codes and any contents contained in the software) relating to this Agreement between the Parties shall be confidential information. Neither Party may disclose any confidential information of the other Party without prior written consent from the other Party, except that: (1) relevant information has been made public not as a result of any fault or disclosure by the information recipient; (2) such disclosure is required under applicable laws or regulations or rules of securities exchanges. Any employees of one Party disclosing any confidential information shall be deemed as the Party disclosing confidential information and such Party shall be liable therefor under this Agreement. This clause shall survive the termination of this Agreement.

Rise Education Group

9.	Events of Default

Failure by a Party to perform its obligations under this Agreement or any non-compliance of its performance of obligations with this Agreement or any of its representations and warranties under this Agreement being materially untrue or inaccurate shall constitute an event of default. The defaulting Party shall indemnify the non-defaulting Party for all the direct and indirect losses arising from its default.

Notwithstanding the foregoing, upon any delay by Service Recipient in its payment of any Service Fee to Service Provider, for each day of delay in such payment, Service Recipient must pay Service Provider liquidated damages at 0.5 percent (0.5%) of the Service Fee that are due and unpaid. In the event that such delay in payment is more than fifteen (15) days, Service Provider may terminate this Agreement. Service Recipient shall be liable for indemnifying Service Provider in full for the losses it incurred therefrom.

Either Party’s failure to exercise the right to claim liquidated damages or indemnification for losses against the other Party shall not be deemed as a waiver of such right.

10.	Termination

This Agreement shall be terminated upon the occurrence of any of the following:

(1)	The validity period of this Agreement expires and the Parties fail to reach an agreement on renewal;

(2)	The Parties mutually agree to terminate this Agreement; or

(3)	Service Provider exercises the right to terminate this Agreement upon a default by Service Recipient.

If this Agreement is terminated by Service Provider upon a default by Service Recipient, Service Provider will not refund the prepaid Service Fee to Service Recipient.

11.	Notice

Any written notice sent by registered or express mail shall be deemed being delivered three (3) business days after the date on which the mail is dispatched (evidenced by the postmark) unless the address on the mailing slip is different from the address specified in this Agreement. Any written notice sent by facsimile shall be deemed being delivered when the receipt is confirmed.

In addition, Service Provider may send any notice by email to the email address provided by Service Recipient in this Agreement, and the notice shall be deemed as being delivered when such email is successfully sent.

Rise Education Group

The address of each Party for notice purposes shall be as follows:

Service Provider: Rise (Tianjin) Education Information Consulting Co., Ltd.

Mailing address: Room C209, C210, C213, C214, C217 and C218, 2/F, Building 1, No.8 Huanhe West Road, Airport Economic Zone, Tianjin, China

Attention: SUN Yiding

Service Provider: [•]

Mailing address: [•]

Attention: [•]

12.	Dispute Resolution and Governing Law

The Parties shall seek to resolve all the disputes arising from or in connection with this Agreement through friendly consultation. In the event that any dispute cannot be resolved through such consultation, such dispute shall be submitted to the Beijing Arbitration Commission (“BAC”) for arbitration pursuant to the then effective arbitration procedures and rules of BAC. The arbitral award shall be final and binding upon the Parties.

13.	Renewal

This Agreement shall be effective as of the date set forth above in this Agreement. The term of this Agreement shall be five (5) years. This Agreement shall be renewed automatically for another five (5) years upon the expiration unless the Parties confirm, in writing, the termination of this Agreement.

14.	Miscellaneous

(1)

[This Agreement shall supersede other service agreements previously entered into by both Parties. In case of any conflicts in any terms and conditions or any dispute on the interpretation, application or implementation of this Agreement, this Agreement shall prevail. Any amendment to this Agreement shall be in writing and executed by both Parties hereto.]

(2)	This Agreement is executed in two (2) original copies and each Party shall hold one original copy. Both original copies shall have the same legal effect.

(3)	This Agreement shall become effective upon being affixed with both Parties’ official seals.

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Rise Education Group

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed

Rise (Tianjin) Education Information Consulting Co., Ltd.

(Corporate Seal)

Date:

[•]

(Seal)

Date:

Rise Education Group

SCHEDULE 1

Service Fees

During the term of this Agreement, Service Recipient shall pay to Service Provider the Service Fee on a quarterly basis. The amount of the Service Fee shall be [determined on the basis of the actual costs incurred by Service Provider in connection with its provision of the services, plus a mark-up at a percentage as agreed upon between both Parties, to be allocated to Service Recipient and other service recipients in proportion to their respective revenues] / [computed at a percentage (as agreed upon between both Parties) of Service Recipient’s revenues] and confirmed by a letter of confirmation substantially in the form attached hereto.

Service Fee shall be paid after each quarter. Service Recipient shall pay the Service Fee for the preceding quarter in accordance with a written payment instruction of Service Provider during each quarter.

Rise Education Group

Annex 1 – Form of the Letter of Confirmation on the Amount of Service Fee

Letter of Confirmation on the Amount of Service Fee

Reference is made to the Service Agreement (the “Agreement”), dated as of [Date], by and between Rise (Tianjin) Education Information Consulting Co., Ltd. (“Service Provider”) and [•] (“Service Recipient”). Pursuant to Section 4 and Schedule 1 of the Agreement, Service Provider and Service Recipient agree that the amount of the Service Fee for the [•] quarter of 20[•] shall be [RMB [•] ([•][in letters]) in total]/[set at [•]% of the revenues booked by Service Recipient during the quarter, amounting to RMB [•] ([•][in letters])]. The above-referenced Service Fee shall be paid by Service Recipient to the account designated by Service Provider not later than [Date] in accordance with a written payment instruction of Service Provider.

Rise (Tianjin) Education Information Consulting Co., Ltd.	[•]
(Corporate Seal)	(Seal)

[Date]